UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31,
2012 and 2011	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) – December 31, 2012	10

Signatures	11

Report of Independent Registered Public Accounting Firm

Investment Savings Stock Ownership Plan Committee
American Woodmark Corporation:

We have audited the accompanying statements of net assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 6, 2013

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
ASSETS
Investments at fair value:
Money market fund	$141,568	$145,703
Mutual funds	25,113	46,275,508
American Woodmark Corporation Stock Fund:
Money market fund	399,141	218,451
Common stock – American Woodmark Corporation	20,449,953	11,771,478
Total investments, at fair value	21,015,775	58,411,140

Receivables:
Due from broker	45,877,108	-
Employer’s contributions	632,999	308,841
Participants’ contributions	34,276	20,405
Notes receivable from participants	2,185,921	2,588,342
Interest receivable	4,288	4,568
Total receivables	48,734,592	2,922,156

Total assets	69,750,367	61,333,296

LIABILITY
Excess contributions payable	168,896	138,007

Net assets available for benefits	$69,581,471	$61,195,289

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2012 and 2011

	2012	2011
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation (depreciation) in fair value of investments	$15,487,994	$(11,146,051)
Interest and dividends	1,075,972	1,024,939
Interest on notes receivable from participants	116,798	134,735
Total investment income (loss)	16,680,764	(9,986,377)

CONTRIBUTIONS
Participants’ contributions	3,888,884	3,938,196
Rollovers	-	234,579
Employer’s contributions	2,044,590	1,288,776
Total contributions	5,933,474	5,461,551

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	(14,035,744)	(4,990,041)
Administrative expenses	(192,312)	(195,629)
Total deductions	(14,228,056)	(5,185,670)

Net increase (decrease) in net assets available for benefits	8,386,182	(9,710,496)

Net assets available for benefits at beginning of year	61,195,289	70,905,785

Net assets available for benefits at end of year	$69,581,471	$61,195,289

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

The following description of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Copies of this document are available from the American Woodmark Corporation Treasury Department.

(a)	General

The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (the Corporation) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and have been employed by the Corporation for at least six consecutive months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The trustee of the Plan is First State Trust Company.

(b)	Contributions

The Plan allows participants to contribute up to 50% of their annual compensation, excluding bonuses and other forms of extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $17,000 for the year ended December 31, 2012 and $16,500 for the year ended December 31, 2011. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2012 and 2011 was $5,500. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the Franklin Templeton Growth fund.

The Corporation makes matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation.  Prior to May 1, 2012 the Corporation matched up to 50% up to the first 4% of the participant’s annual compensation.  All matching contributions by the Corporation are made in the Corporation’s common stock.

The Corporation also makes incentive contributions to each participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $0 but is less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $20 million but is less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $30 million, divided by the number of eligible employees. Prior to May 1, 2012 incentive contributions were equal to 3% of the Corporation’s net income for the fiscal year divided by the number of eligible employees.  These contributions may be made in the form of the Corporation’s common stock or cash.  There were no incentive contributions made in 2012 and 2011.  Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2012 or 2011.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions or pay administrative expenses of the Plan.  At December 31, 2012 and 2011, the balance of forfeited nonvested accounts was $0.  In 2012 and 2011, employer contributions were reduced by $16,380 and $5 and Plan expenses were reduced by $18,288 and $24,935, respectively, from forfeited nonvested accounts.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest at 25% per year in the portion of their account representing the Corporation’s contributions plus actual earnings thereon beginning at the conclusion of their second year of service. A participant is 100% vested after five years of service. Each participant will always have a fully vested interest in their prior plan account and any rollover accounts.

(e)	Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time.  The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

(f)	Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

(h)	Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan.  The Plan provides that the Corporation’s matching and profit sharing contributions are automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (the Stock Fund).  The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund at any time.

(i)	Administrative Expenses

The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock, and the trustee fee for preparing loan or distribution checks. All other expenses are paid by the Plan.

(j)	Subsequent Events

Effective January 1, 2013 the Plan changed the trustee from First State Trust Company to Wilmington Trust Company and changed the investment options.  The Plan’s receivable due from broker on December 31, 2012 was collected on January 3, 2013 and new investment purchases were made on that date as directed by the Plan’s participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the plan year. The fair value of the Corporation’s common stock is based on the closing price on the last business day of the Plan year.  Money market fund balances are valued based on redemption values on the last business day of the Plan year.

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund.

In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation (depreciation) in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Notes receivable from participants

Notes receivable from participants (loans) are carried at their unpaid principal plus accrued and unpaid interest balance.

(d)	Benefit Payments

Benefit payments are recorded upon distribution.

(e)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)	Fair Value Measurements

The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement.  These levels are described below:

Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.

Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Financial assets and liabilities measured at fair value on a recurring basis are as follows:
	Fair Value Measurements as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Money market fund	$141,568	--	--	$141,568
Mutual funds:
Intermediate Bond funds	14,136	--	--	14,136
Balanced funds	10,977	--	--	10,977
Total mutual funds	25,113	--	--	25,113
American Woodmark Corporation stock fund:
Money market fund	--	399,141	--	399,141
American Woodmark Corporation common stock	--	20,449,953	--	20,449,953
Total American Woodmark Corporation stock fund	--	20,849,094	--	20,849,094
Total assets at fair value	$166,681	$20,849,094	--	$21,015,775

	Fair Value Measurements as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Money market fund	$145,703	--	--	$145,703
Mutual funds:
Money Market funds	4,880,549	--	--	4,880,549
Intermediate Bond funds	8,271,093	--	--	8,271,093
Balanced funds	712,904	--	--	712,904
Large Value stock funds	8,544,681	--	--	8,544,681
Large Cap Core stock funds	1,170,484	--	--	1,170,484
Large Cap Growth stock funds	9,411,288	--	--	9,411,288
Mid Cap Core stock funds	1,540,932	--	--	1,540,932
Small/Mid Cap Value stock funds	1,905,313	--	--	1,905,313
Small/Mid Cap Growth stock funds	4,965,386	--	--	4,965,386
International stock funds	4,872,878	--	--	4,872,878
Total mutual funds	46,275,508	--	--	46,275,508
American Woodmark Corporation stock fund:
Money market fund	--	218,451	--	218,451
American Woodmark Corporation common stock	--	11,771,478	--	11,771,478
Total American Woodmark Corporation stock fund	--	11,989,929	--	11,989,929
Total assets at fair value	$46,421,211	$11,989,929	--	$58,411,140

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(4)	Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2012	2011
American Woodmark Corporation common stock	$20,449,953	$11,771,478
Consulting Group Large Cap Value Equity Fund	*	6,435,955
Consulting Group Large Cap Growth Fund	*	7,016,113
Consulting Group Small Cap Growth Fund	*	3,957,577
Consulting Group International Equity Fund	*	3,114,252
Consulting Group Core Fixed Income Investments Fund	*	5,803,904
Consulting Group Government Money Market Fund	*	3,461,723

       * below 5% at December 31, 2012

During the years ended December 31, 2012 and 2011, the Plan’s investments purchased, sold, as well as held during the year appreciated (depreciated) in fair value as follows:

	December 31,
	2012	2011
American Woodmark Corporation common stock	$11,154,587	$(9,142,418)
Mutual funds	4,333,407	(2,003,633)
	$15,487,994	$(11,146,051)

(5)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the financial statements	$69,581,471	$61,195,289
Less amounts allocated to withdrawing participants	(384,359)	(454,021)
Less benefit payments processed by recordkeeper but
not paid by trustee	-	(4,594)
Net assets available for benefits per the Form 5500	$69,197,112	$60,736,674

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011

Benefits paid to participant per the financial statements	$14,035,744	$4,990,041
Plus amounts allocated on Form 5500 to withdrawing
participants and benefit payments pending distribution at end of the year	384,359	458,615
Less amounts allocated on Form 5500 to withdrawing
participants and benefit payments pending distribution at beginning of the year	(458,615)	(162,030)
Benefits paid to participants per the Form 5500	$13,961,488	$5,286,626

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(6)	Related-Party Transactions

Certain plan assets are invested in common stock of the Corporation.  Transactions involving these investments are considered to be party-in-interest transactions.  During 2012 and 2011, the Plan received $0 and $154,044, respectively, in dividends from the Corporation.

Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan.

(7)	Federal Income Taxes

The Plan adopted a prototype plan maintained by the Newport Group for which an opinion letter dated June 3, 2004 was received stating the prototype plan qualifies under the applicable provisions of the Internal Revenue Code (IRC). The Company has not requested a separate determination letter from the IRS, but rather is relying on the letter received by the Newport Group in accordance with Announcement 2001-77.  The plan administrator believes the Plan is being operated in accordance with the prototype plan document and in compliance with the appropriate requirements of the Code.  Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

AMERICAN WOODMARK CORPORATION
INVESTMENT STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest	Current value
Cash:
*Wilmington Trust	Non-Interest Bearing Cash	141,557	$141,557
Northern Trust Corporation	Northern Institutional Diversified Assets	399,152 shares of money market fund, pays interest at 0.02%	399,152
	Total	540,709	540,709
Mutual Funds:
American Funds	American Bond Fund of America	125	1,617
Franklin Templeton Investments	Franklin Templeton Growth Fund	694	10,977
PIMCO	Pimco Real Return Fund	1,020	12,519
	Total	1,839	25,113

*American Woodmark Corporation	Common Stock	735,081	20,449,953

	Notes receivable from participants	Rates of interest ranging from 5.25% to 9.25%	2,185,921

	Total		$23,201,696

* Party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Investment Savings Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Date: June 6, 2013	By: /s/ Glenn E. Eanes
Glenn E. Eanes
Vice President and Treasurer
Chairman of Pension Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)